SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
October 2006	000-27322

MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of the registrant as specified in its charter)

ONTARIO
(Jurisdiction of Incorporation or Organization)

21 Nesbitt Drive Toronto, Ontario, Canada M4W 2G2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description

99.1	Mountain Province Diamonds Announces Interim Results of 2006 Drill Campaign at Gahcho Kué Project

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

Date: October 5, 2006	By:	/s/ Patrick Evans
PATRICK EVANS
Chief Executive Officer